EXHIBIT 99.1

XORTX to Participate in H.C. Wainwright BioConnect 2022 Virtual Conference

CALGARY, Alberta, Jan. 10, 2022 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a pharmaceutical therapeutics company focused on developing innovative therapies to treat progressive kidney disease, is pleased to announce its participation in the H.C. Wainwright BioConnect 2022 Virtual Conference being held January 10th through 13th, 2022. At the conference, Dr. Allen Davidoff, XORTX’s CEO will provide an update on the Company with an overview of Company progress and planned activities for 2022.

A webcast of the pre-recorded presentation is available at the below link utilizing passcode J1yP%=?d.

https://us02web.zoom.us/rec/share/yislfq8jcnQSrGapkZyQ7twtguAYmnNXsoRCLadtzTy1mO7O76EcpgMj0ZCvoP-L.c4JMK3BTd7ttERZ-

Dr. Allen Davidoff, CEO of XORTX stated, “We are pleased that XORTX has been invited to present at the H.C. Wainwright BioConnect 2022 meeting and during the virtual JP Morgan meeting week. This presentation represents an opportunity to continue outreach to a broad spectrum of global investors and potential pharmaceutical company partners. This presentation kicks off a busy week of meetings associated with the JP Morgan virtual conference and business development and investor relations activities.”

About XORTX Therapeutics Inc.

XORTX Therapeutics Inc. is a pharmaceutical company with two clinically advanced products in development – XRx-008 for Autosomal Dominant Polycystic Kidney Disease (ADPKD), XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection and XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy (T2DN). XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX Therapeutics, we are dedicated to developing medications to improve the quality of life and future health of patients. Additional information on XORTX Therapeutics is available at www.xortx.com.

For further information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

The TSX Venture Exchange and Nasdaq have neither approved nor disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.